Exhibit 99.31

Elemental Altus Receives Further Payments from Project Partnerships and Grants Options

Vancouver, British Columbia--(Newsfile Corp. - October 7, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") announces the closing of the sale of its Ethiopian exploration assets to Canadian incorporated ANS Exploration Corp. ("ANS"). Alongside this, the Company has received a further US$400,000 payment from In2Metals Explorer S.àr.l ("In2Metals") relating to its August 2023 subscription for a majority stake in Akh Gold Ltd, the holder of a number of highly prospective licences in Egypt.

Frederick Bell, CEO of Elemental Altus, commented:

"We are pleased to have followed the progress made by ANS over the course of the year and for the transaction to formally close following in-country approvals. We will maintain our exposure to exploration optionality through our retained 2.5% NSR royalties on the Daro and Zager projects, milestone payments of up to $1 million as the project progresses through studies and 5% equity interest in the holding company. We will also gain exposure to future value creation and exploration upside across ANS's portfolio through the issue of equity in the parent company.

Alongside the progress in Ethiopia, In2Metals are currently undertaking their second drill campaign in Egypt since the acquisition of a majority stake in our subsidiary Akh Gold a year ago and continue to make significant investments in systematically advancing the projects. Centamin's Little Sukari discovery 10km to the southeast of our Wadi Dubur prospect highlights the prospectivity of the region and we look forward to following progress.

As part of the original agreement, we recently received a further payment of US$400,000, while we remain 19.9% shareholders in Akh Gold until US$10 million has been invested. At that point, we have the right to co-fund our equity interest, while retaining additional optionality through milestone payments and our 1.5% NSR royalty across all licences.

The successful partnering of the Diba-Lakanfla project with Allied Gold, the Egyptian portfolio with In2Metals, the Moroccan portfolio with Aterian and the Ethiopian portfolio with ANS has resulted in the creation of over 20 royalties nowattributable to Elemental Altus, while returning approximately US$2.5 million in cash to-date and with Diba becoming a material revenue contributor to the portfolio. Our partners have invested multiples of what we could have spent over the last year advancing the projects, while we have been able to use the cash to both de-leverage and invest in new opportunities."

Ethiopia

In Q3 2024, the Company closed the sale of its Ethiopian assets to ANS. As part of the closing, Elemental Altus received an initial cash payment of US$50,000 alongside:

•	Two uncapped 2.5% NSR royalties
•	Five quarterly payments of US$30,000
•	A 5% equity interest until completion of a feasibility study
•	Up to 5% equity interest in ANS upon any future Initial Public Offering of ANS equity
•	Milestone performance cash payments of US$500,000 upon a compliant Resource above 1 million ounces (gold equivalent) and US$500,000 on publication of a feasibility study.

ANS has a 5 year buy-back option on up to 1% of the royalties for US$1.5 million each.

The 299.5km2 Daro and 284.9km2 Zager licences (the "Projects") are located in the Arabian-Nubian shield geology of northern Ethiopia. The Projects are prospective for the discovery of Volcanogenic hosted Massive Sulphide copper and gold deposits.

Since acquisition ANS has completed comprehensive reconnaissance and stream sediment sampling on both leases with encouraging results, identifying strongly multi-element anomalous gossans and exhalative rocks consistent with volcanic-associated massive sulphide (VMS) deposits, and other as yet unexplained anomalies. Follow-up is planned for both tenements, initially through in-fill stream sediment sampling, following anomalies upstream, and then ground-truthing to identify source rocks; and further mapping and sampling at identified prospects.

Egypt

The Company also received a further US$400,000 in consideration as part of In2Metals' August 2023 acquisition of a majority 80.1% interest in the Company's formerly wholly owned subsidiary Akh Gold. Elemental Altus continues to hold an uncapped 1.5% NSR royalty on current licences and licence applications totalling 1,325km2, a milestone payment of US$5 million on definition of a 3-million-ounce Resource, and 19.9% equity ownership free carried up to US$10 million exploration expenditure by In2Metals.

Figure 1: Akh Gold licences & prospects

To view an enhanced version of this graphic, please visit:
https://images.newsfilecorp.com/files/8358/225793_42cb8b46b41519fc_002full.jpg

The licences cover six project areas targeting orogenic gold, VMS base metal deposits and intrusion- related gold systems ("IRGS"). In2Metals are currently undertaking a comprehensive exploration campaign within the royalty areas, including on the highly prospective Wadi Dubur licence 40km west of the world-class ~15 million ounce, ~450,000 ounce per annum Sukari Gold Mine currently operated by Centamin Plc, under takeover offer from AngloGold Ashanti Plc.

Wadi Dubur is approximately 15km northwest of Centamin's recent Little Sukari and Umm Shaw discoveries, where drilling of altered granitoids, similar to Sukari itself and consistent with IRGS deposits, has found wide intersections of medium grade gold from surface. Exploration also continues on the nearby licences, including the Wadi Jundi, Gabal al Shaluhl and Gabal el Mayyet concessions.

In2Metals is beneficially owned by the Egyptian Sawiris family who is underlining its commitment to invest directly and proactively into the development of Egypt's mining sector. In2Metals is an affiliate of the Company's cornerstone shareholder La Mancha Investments S.à r.l.

Grant of Options

The Company has granted 241,000 restricted share units (each "RSU") and 600,000 stock options to directors, officers, and employees who joined the Company in 2024. The RSUs vest in equal instalments over twelve, twenty-four, and thirty-six months. Each vested RSU will entitle the holder to receive one common share of the Company or the equivalent cash value thereof at the deemed price of C$1.21. The RSUs will fully vest on October 1, 2027. The stock options are exercisable for a period of 5 years from the date of the grant at an exercise price of C$1.31 per Common Share. The stock options vest in four equal instalments on the date of grant, and on the 6 month, 12 month, and 18 month anniversary thereof. The stock options will expire on October 1, 2029.

The stock options have been granted to directors, officers, and employees of the Company under the terms of the Company's stock option and compensation share plan and are subject to regulatory approval.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-646-4527.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

On behalf of Elemental Altus Royalties Corp.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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